SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

LASERCARD CORPORATION

(Name of Subject Company (Issuer))

AMERICAN ALLIGATOR ACQUISITION CORP.

a wholly-owned subsidiary of

ASSA ABLOY INC.

a wholly-owned subsidiary of

ASSA ABLOY AB

(Name of Filing Persons – Offerors)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

51807U101

(CUSIP Number of Class of Securities)

William West

Senior Vice President and Chief Financial Officer

HID Global Corporation

c/o ASSA ABLOY Inc.

15370 Barranca Parkway

Irvine, CA 92618

Tel: (949) 732-2003

Fax: (949) 732-2120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of filing persons)

Copies to:

William C. Hicks, Esq.

Matthew J. Gardella, Esq.

Edwards Angell Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199

Tel: (617) 239-0100

Fax: (617) 227-4420

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer  ☐

The tender offer for the outstanding common stock of LaserCard referred to in this document has not yet commenced. The solicitation and the offer to buy shares of LaserCard’s common stock will be made pursuant to an offer to purchase and related materials that American Alligator Acquisition Corp., a wholly-owned subsidiary of ASSA ABLOY Inc., intends to file with the U.S. Securities and Exchange Commission. At the time the tender offer is commenced, American Alligator Acquisition Corp. will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and thereafter LaserCard will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that LaserCard shareholders should read and carefully consider before making any decision with respect to the tender offer. These materials will be sent free of charge to all stockholders of LaserCard. In addition, all of these materials (and all other materials filed by LaserCard with the U.S. Securities and Exchange Commission) will be available at no charge from the U.S. Securities and Exchange Commission through its website at http://www.sec.gov. Free copies of the Offer to Purchase, the related Letter of Transmittal and certain other offering documents may be obtained by directing such requests to Alliance Advisors, the information agent for the tender offer, at (973) 873-7710 for banks and brokers or (866) 329-8434 for stockholders and all others. Investors and security holders may also obtain free copies of the documents filed with the U.S. Securities and Exchange Commission by LaserCard at http://www.lasercard.com.

LaserCard Acquisition to Advance HID Global Solutions for Secure Identity

Pending Addition Will Complement and Extend HID Global’s Position in Government Markets

IRVINE, Calif., – December 22, 2010 – HID Global, trusted leader in solutions for the delivery of secure identity, today announced that parent company ASSA ABLOY’s pending acquisition of LaserCard Corporation (NASDAQ: LCRD), a leading provider of secure ID solutions, represents an important advancement in HID Global’s worldwide market position in the government sector and will significantly expand its portfolio of technology capabilities.

LaserCard is a recognized leader in secure identity credentials for large scale citizen and immigrant identification programs with demonstrated capabilities ranging from secure card design to issuance system implementation. The company’s unique credential constructions feature LaserCard’s highly differentiated, counterfeit resistant optical security media (OSM) and embedded hologram technology that enables documentation authentication with the human eye.

“The LaserCard organization brings incremental skills and core technical competencies that will augment HID Global’s secure identity strategy,” said HID Global president and CEO Denis Hébert. “It will widen the breadth of our egovernment business with a unique selection of products, technologies and a range of service capabilities that are highly synergistic with HID Global’s current offerings.”

“HID Global and LaserCard share a common perspective relative to the secure identity market.” commented Robert DeVincenzi, president and CEO of LaserCard. “The combination of our two companies significantly expands the capability and value LaserCard represents to our partners and customers in the government issued ID sector, with compelling opportunities to leverage HID Global’s market momentum and global coverage and for future diversification and growth.”

The acquisition includes LaserCard’s wholly-owned German subsidiary, Challenge Card Design Plastikkarten GmbH (CCD), manufacturer of high quality specialty cards and provider of card personalization and ID management solutions.

LaserCard is headquartered in Mountain View, California with offices in Rastede and Ratigen, Germany and employs 182 people. Revenues for fiscal year ending March 31, 2010 were approximately $59 million.

The transaction is expected to be completed in the first quarter of 2011.

About HID Global

HID Global is the trusted source for secure identity solutions for millions of customers around the world. Recognized for robust quality, innovative designs and industry leadership, HID Global is the supplier of choice for OEMs, system integrators, and application developers serving a variety of markets, including physical and logical access control, card personalization, eGovernment, cashless payment and industry and logistics. Headquartered in Irvine, California, HID Global has over 1,700 employees worldwide and operates international offices that support more than 100 countries. HID Global is an ASSA ABLOY Group brand. For more information, visit www.hidglobal.com.

Important Information Will Be Filed with the SEC

The tender offer for the outstanding shares of common stock of LaserCard has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, ASSA ABLOY Inc. and a wholly-owned subsidiary of ASSA ABLOY Inc. will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and LaserCard will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of LaserCard. In addition, all of these materials (and all other materials filed by LaserCard with the U.S. Securities and Exchange Commission) will be available at no charge from the U.S. Securities and Exchange Commission through its website at http://www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents may be obtained by directing such requests to Alliance Advisors, the information agent for the tender offer, at (973) 873-7710 for banks and brokers or (866) 329-8434 for stockholders and all others.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The reader is cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties and other factors, many of which are outside the control of ASSA ABLOY and LaserCard. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the risk that LaserCard’s business will not be successfully integrated with ASSA ABLOY’s HID Global’s business; costs associated with the merger; the unsuccessful completion of the tender offer; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; increased competition and technological changes in the industries in which ASSA ABLOY’s HID Global business and LaserCard compete and other events that could negatively impact the completion of the transaction, including industry, economic or political conditions outside of our control.